UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  ___)*

NAVIOS MARITIME ACQUISITION CORPORATION
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Y62159101
(CUSIP Number)

July 26, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]           Rule 13d-1(b)

 [x]           Rule 13d-1(c)

 [  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62159101

1	Names of Reporting Persons. Metropolitan Capital Advisors, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. New York

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 612,825 shares **
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 612,825 shares **

9	Aggregate Amount Beneficially Owned by Each Reporting Person 612,825 shares **
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.5%**
12	Type of Reporting Person (See Instructions) CO

CUSIP No. Y62159101

1	Names of Reporting Persons. KJ Advisors, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. New York

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 657,447 shares **
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 657,447 shares **

9	Aggregate Amount Beneficially Owned by Each Reporting Person 657,447 shares **
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.6%**
12	Type of Reporting Person (See Instructions) CO

CUSIP No. Y62159101

1	Names of Reporting Persons. Metropolitan Capital Select, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 488,230 shares **
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 488,230 shares **

9	Aggregate Amount Beneficially Owned by Each Reporting Person 488,230 shares **
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.2%**
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. Y62159101

1	Names of Reporting Persons. Metropolitan Capital III, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 410,551 shares **
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 410,551 shares **

9	Aggregate Amount Beneficially Owned by Each Reporting Person 410,551 shares **
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.0%**
12	Type of Reporting Person (See Instructions) CO

CUSIP No. Y62159101

1	Names of Reporting Persons. Jeffrey E. Schwarz
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 77,000 shares
6 Shared Voting Power 2,180,563 shares **
7 Sole Dispositive Power 77,000 shares
8 Shared Dispositive Power 2, 180,563 shares **

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,257,563 shares **
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.5%**
12	Type of Reporting Person (See Instructions) IN

CUSIP No. Y62159101

1	Names of Reporting Persons. Karen L. Finerman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 5,000 shares
6 Shared Voting Power 2,169,053 shares **
7 Sole Dispositive Power 5,000 shares
8 Shared Dispositive Power 2,169,053 shares **

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,053 shares **
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.3%**
12	Type of Reporting Person (See Instructions) IN

CUSIP No. Y62159101

SCHEDULE 13G

** This Schedule 13G relates to Common Stock, par value $0.0001 per share (“Common Stock”), of Navios Maritime Acquisition Corporation, a Marshall Islands corporation and is being filed on behalf of: (i) Metropolitan Capital Advisors, Inc., a New York corporation (“Metropolitan Capital Advisors”); (ii) KJ Advisors, Inc., a New York corporation (“KJ Advisors”); (iii) Metropolitan Capital Select, L.L.C., a Delaware limited liability company (“Metropolitan Select”); (iv) Metropolitan Capital III, Inc., a Delaware corporation (“Metropolitan Capital III”); (v) Jeffrey E. Schwarz; and (vi) Karen L. Finerman (together with each of the foregoing, the “Reporting Persons”). Metropolitan Capital Advisors, KJ Advisors, Metropolitan Select and Metropolitan Capital III serve, directly or indirectly, as general partner and/or investment manager for private investment funds and/or managed accounts, and may be deemed to beneficially own the shares of Common Stock held by or on behalf of such private investment funds and/or managed accounts.  Jeffrey E. Schwarz and Karen L. Finerman are principals of Metropolitan Capital Advisors, KJ Advisors, Metropolitan Select, and Metropolitan Capital III and, in that capacity, may be deemed to beneficially own the shares of Common Stock reported with respect to such entities.

Shares of Common Stock reported by Mr. Schwarz also include shares held by him directly, shares held by him as trustee and shares held directly or indirectly by one or more members of his immediate family.  Shares of Common Stock reported by Ms. Finerman also include shares held by her directly.  Pursuant to Rule 13d-4, each Reporting Person disclaims beneficial ownership of the shares reported herein, except to the extent of his, her or its pecuniary interest in such shares.

Item 1

(a)	Name of Issuer
Navios Maritime Acquisition Corporation
(b)	Address of Issuer’s Principal Executive Offices
85 Akti Miaouli Street Piraeus, Greece 185 38

Item 2

(a)	Name of Person Filing

This statement is being filed on behalf of each of the following persons:
(i) Metropolitan Capital Advisors, Inc.
(ii) KJ Advisors, Inc.
(iii) Metropolitan Capital Select, L.L.C.
(iv) Metropolitan Capital III, Inc.
(v) Jeffrey E. Schwarz
(vi) Karen L. Finerman

(b)	Address of Principal Business Office or, if none, Residence
The principal business office of each the Reporting Persons is c/o Metropolitan Capital Advisors, Inc., 660 Madison Avenue, 18th Floor, New York, NY 10065.

CUSIP No. Y62159101

(c)	Citizenship

(i) Metropolitan Capital Advisors, Inc. is a corporation organized under the laws of the State of New York.
(ii) KJ Advisors, Inc. is a corporation organized under the laws of the State of New York.
(iii) Metropolitan Capital Select, L.L.C. is a limited liability company organized under the laws of the State of Delaware.
(iv) Metropolitan Capital III, Inc. is a corporation organized under the laws of the State of Delaware.
(v) Jeffrey E. Schwarz is a United States citizen.
(vi) Karen L. Finerman is a United States citizen.

(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share
(e)	CUSIP Number
Y62159101

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. Y62159101

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned:

(i) Metropolitan Capital Advisors, Inc. – 612,825 shares
(ii) KJ Advisors, Inc. – 657,447 shares
(iii) Metropolitan Capital Select, L.L.C. – 488,230 shares
(iv) Metropolitan Capital III, Inc. – 410,551 shares
(v) Jeffrey E. Schwarz - 2,257,563 shares
(vi) Karen L. Finerman - 2,174,053 shares

Item 4(b)	Percent of Class:

(i) Metropolitan Capital Advisors, Inc. - 1.5%
(ii) KJ Advisors, Inc. - 1.6%
(iii) Metropolitan Capital Select, L.L.C. - 1.2%
(iv) Metropolitan Capital III, Inc. – 1.0%
(v) Jeffrey E. Schwarz - 5.5%
(vi) Karen L. Finerman - 5.3%

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

CUSIP No. Y62159101

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits                      Exhibit

99.1                     Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. Y62159101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              August 5, 2011

METROPOLITAN CAPITAL ADVISORS, INC.

By:  /s/ Karen L. Finerman
Karen L. Finerman
Director

KJ ADVISORS, INC.

By:  /s/ Karen L. Finerman
Karen L. Finerman
Director

METROPOLITAN CAPITAL SELECT, L.L.C.

By:  /s/ Karen L. Finerman
Karen L. Finerman
Managing Member

METROPOLITAN CAPITAL III, INC.

By:  /s/ Karen L. Finerman
Karen L. Finerman
Director

/s/ Jeffrey E. Schwarz
Jeffrey E. Schwarz

/s/ Karen L. Finerman
Karen L. Finerman

Exhibit 99.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of August 5, 2011, is by and between Metropolitan Capital Advisors, Inc., KJ Advisors, Inc., Metropolitan Capital Select, L.L.C., Metropolitan Capital III, Inc., Jeffrey E. Schwarz and Karen L. Finerman (the "Reporting Persons").

Each of the Reporting Persons may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.0001 per share, of Navios Maritime Acquisition Corporation, beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Reporting Persons upon one week’s prior written notice or such lesser period of notice as the Reporting Persons may mutually agree.

Executed and delivered as of the date first above written.

METROPOLITAN CAPITAL ADVISORS, INC.

By:  /s/ Karen L. Finerman
Karen L. Finerman
Director

KJ ADVISORS, INC.

By:  /s/ Karen L. Finerman
Karen L. Finerman
Director

METROPOLITAN CAPITAL SELECT, L.L.C.

By:  /s/ Karen L. Finerman
Karen L. Finerman
Managing Member

METROPOLITAN CAPITAL III, INC.

By:  /s/ Karen L. Finerman
Karen L. Finerman
Director

/s/ Jeffrey E. Schwarz
Jeffrey E. Schwarz

/s/ Karen L. Finerman
Karen L. Finerman